UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-20975
CUSIP NUMBER 88033R 205 and 8033R 304

(Check One):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q  / / Form N-SAR
               For Period Ended: September 30, 1998

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Tengasco, Inc.
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Full Name of Registrant


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Former Name if Applicable

603 Main Avenue
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Address of Principal Executive Office (Street and Number)

Knoxville, Tennessee 37902
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is unable to complete its financial statements in time to file by the November 16, 1998 filing date. The delay in completing the financial statements is due to the recent resignation of the Company's chief accounting officer.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Kenneth N. Miller                (212)          949-1860
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Tengasco, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 1998                By /s/ Robert M. Carter
                                          Robert M. Carter, President

                              RIDER TO FORM 12b-25

     The net loss for the nine months ended September 30, 1998 decreased approximately $959,662 from the net loss for the comparable 1997 period. This decrease is attributable to the fact in the 1997 period the Company did not have any income. In the 1998 period the Company has in excess of $1,500,000 gross income from the operation of its Kansas Properties and the sale of gas through the Company's completed pipeline in Tennessee and the development of its Swan Creek Field in Tennessee.